

Mail Stop 4546

May 12, 2017

Via E-mail
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska  68131

>    **Re:    Berkshire Hathaway Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2016**
>    **Filed February 27, 2017**
>    **File No. 001-14905**

Dear Mr. Hamburg:

We have reviewed your April 14, 2017 response to our comment letter and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our March 15, 2017 letter.

Consolidated Balance Sheets, page 64

1.  In your response to prior comment 2 you acknowledge that your investments in U.S. Treasury Bills are short-term investments under Rule 7-03(a)1(g) of Regulation S-X.  We note that the classification as investments is also consistent with the definition of debt securities in ASC 320-10-20.  Under Rules 7-03(a)1 and 7-03(a)2 of Regulation S-X investments are to be presented separately from cash.  Please represent to us that in future filings you will present your investments in U.S. Treasury Bills as short-term investments included with your other investments and not with your cash and cash equivalents.  In this regard, you are not precluded from highlighting the nature of these short-term investments in a liquidity discussion in Management's Discussion and Analysis.  This comment also applies to the presentation in the Finance and Financial Products section of

your balance sheet as Rules 5-02.1 and 5-02.2 of Regulation S-X do not contemplate a subtotal combining marketable securities with cash.

Notes to Consolidated Financial Statements
Note 5: Other investments, page 79

2. We acknowledge your response to prior comment 4.  Please tell us why your warrants to purchase 700 million shares of Bank of America common stock cannot effectively be net settled and therefore do not qualify for derivative accounting.  In this regard, it appears from the warrant agreement included as Annex B to the Securities Purchase Agreement filed as Exhibit 1.1 to Bank of America's Form 8-K filed on August 25, 2011, that you may exercise the warrant in whole or in part.  Since Bank of America common stock is exchange traded and the smallest warrant exercise amount appears to be a single share, it appears that the underlying common stock is readily convertible into cash and that the warrants meet the net settlement criterion as outlined in Case A of Example 7 at ASC 815-10-55-99.

 Note 14: Unpaid losses and loss adjustment expenses, page 86

3. We acknowledge your response to prior comment 5.  Please elaborate on your conclusion for each of your General Re, BHRG and BH Primary claims development tables that you believe that further disaggregation (either by line of business, contract type or claims settlement tail) would not be as meaningful or useful to users of your financial statements as your disclosed aggregate information in understanding potential uncertainty in the timing and amount of cash flows from claims.  In your response, specifically address the following:
   - Tell us your consideration for including the development of loss reserve estimates in your conclusion, consistent with the basic principle outlined in paragraph BC2 of ASU 2015-09.
   - Provide us the information that would be provided in the separate tables by material line of business for each of these segments, if available.
   - Provide us the information that would be provided in the separate tables for short-tail business versus long-tail business for your BHRG segment, if available.
   - If the information requested in the preceding two bullets is not available, demonstrate to us otherwise that material differing development trends by line of business and/or settlement tail are not obscured by aggregating differing lines of business.  In other words, tell us whether material favorable development trends in some lines of business are offset by material unfavorable development trends in other lines of business within your currently presented tables.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance